Forum Merger Corporation

135 East 57th Street, 8th Floor

New York, NY 10022

By Electronic Mail Only

March 20, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Dietrich A. King

Re: Forum Merger Corporation

Draft Registration Statement on Form S-1

Submitted February 9, 2017

CIK No. 0001697152

Dear Mr. King

On behalf of Forum Merger Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 8, 2017, regarding the Draft Registration Statement on Form S-1 filed with the Commission on February 9, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that in the event that we present written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, we will supplementally provide the Staff with copies of all such written communications. We further advise the Staff that investors will not retain copies of any such materials.

Prospectus Cover Page

2.	We note your references here and throughout the prospectus to equity-linked securities. In an appropriate section of the filing, please describe such securities and how they may be used.

We have complied with the Staff's request and described such equity-linked securities and how they may be used, on pages 10 and 80.

Prospectus Summary

Competitive Strengths, page 1

3.	Please disclose here in more detail the specific relevant business experience of your management team.

We have complied with the Staff's request and cross-referenced the relevant business experience of our management team, on pages 1 and 48.

4.	We note in the first bulleted paragraph on page 2 your reference to your “sponsor’s previous investment history.” Please disclose this history or revise your disclosure accordingly.

We have complied with the Staff's request and deleted the phrase “and is the market consistent with our sponsor’s previous investment history,” on pages 2 and 49.

The Offering

Stockholder approval of, or tender offer in connection with, initial business combination, page 12

5.	Please revise to disclose whether permitted transferees of the holders of the founders’ shares and shares of Class A common stock underlying the founders’ units are subject to the limitations described in the second paragraph on page 13.

We have complied with the Staff's request and disclosed that permitted transferees are subject to such limitations, on page 13.

Risk Factors

6.	Please add a risk factor addressing the fact that you will only need 36.1% of your public shareholders to vote in favor of your initial business combination in order to have it approved.

We have complied with the Staff's request and added a new risk factor entitled “If we seek stockholder approval of our initial business combination, our sponsor has agreed to vote in favor of such initial business combination, regardless of how our public stockholders vote” on page 19.

2

If third parties bring claims against us … , page 20

7.	Please tell us why your statements here and elsewhere that you have “not independently verified” that your sponsor has sufficient funds to satisfy its indemnity obligations and that you “believe that [your] sponsor’s only assets are securities of your company” are appropriate in light of the fact that your sponsor is wholly owned by Forum Capital Management, LLC, of which the sole members are Messrs. Vogel, Kiev and Boris.

We have revised the relevant disclosure on pages 15, 21 and 59 in response to the Staff’s comments.

In connection with any vote to approve a business combination … , page 26

8.	Please expand this risk factor to clearly explain the implications of this risk for your investors.

We have deleted this risk factor. We believe that such risk is not material to investors because they will have the right to convert their shares of Class A common stock upon the consummation of the Company’s initial business combination.

We may be unable to obtain additional financing … , page 27

9.	We note your statement that you believe the proceeds of this offering will be sufficient to consummate a business combination. We also note your statements elsewhere that you will “seek to acquire one or more businesses with an aggregate enterprise value of approximately $250 million to $500 million or more.” Please revise to clarify that, if you consummate a business combination in accordance with your stated criteria, you will need additional consideration to supplement the proceeds of the offering.

For the Staff’s information, it is common for SPACs to use common equity to fund a material portion of the purchase price of such entity’s initial business combination. Therefore, we believe that the statement relating to the proceeds of this offering being sufficient to consummate a business combination is consistent with the statement that we intend to acquire one or more businesses with an aggregate enterprise value of approximately $250 million to $500 million or more. In addition, in this risk factor, we state that “if the net proceeds of this offering prove to be insufficient…we will be required to seek additional financing.” We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Proposed Business

Competitive Strength, page 48

10.	Please revise to indicate whether or not you have identified any specific private equity funds with which you intend to collaborate.

We have complied with the Staff's request and disclosed that we have not identified any specific private equity funds with which the Company intends to collaborate, on page 48.

3

Status as a Public Company, page 49

11.	Please revise to qualify your statements that a target business would have greater access to capital and an additional means of providing management incentives with the risk that a market for your securities may not develop, as you describe on page 34.

We have complied with the Staff's request and qualified such statement, on page 50.

Liquidation if No Business Combination, page 57

12.	Please revise to identify the agreement or agreements pursuant to which your sponsor, officers and directors have agreed that they will not propose any amendment to your amended and restated certificate of incorporation as described in this section.

We have complied with the Staff's request and identified such agreements, on pages 16 and 57.

Management, page 66

Conflicts of Interest, page 71

13. We note that founders’ shares beneficially owned by your officers and directors will be released from escrow only if a business combination is successfully completed and the founders’ units, including the underlying shares of Class A common stock and founders’ warrants, purchased by your sponsors will expire worthless if a business combination is not consummated. With regard to the founder’s shares being placed in escrow, tell us and disclose whether you will recognize compensation expense as the shares are released from the escrow arrangement in accordance with ASC 718-10-S99-2. If not, please explain why.

The Company notes that ASC 718-10-S99-2 states that an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory. The Company further notes, when evaluating whether the presumption of compensation has been overcome, registrants should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. The Company advises the Staff that the escrow share arrangement does not require the continued employment of its officers and directors (i.e., the indirect holders of the founders’ shares), nor does it contain any other forfeiture or vesting conditions based upon any performance related criteria. The purpose of the escrow share arrangement is to memorialize the lock-up arrangement of such shares as is customary in most initial public offerings (for operating companies or SPACs). Accordingly, the Company does not believe ASC 718-10-S99-2 is applicable and, therefore, the Company should not recognize compensation expense as the shares are released from the escrow arrangement.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ David Boris
David Boris

4